By-laws of
Satélites Mexicanos, S.A. de C.V.
(the “Corporation”)
Chapter I
Name, Purpose, Domicile, Nationality and Duration
     Article First. Name. The name of the Corporation is “Satélites Mexicanos”. Such name shall be followed by the words “Sociedad Anónima de Capital Variable” or its abbreviation “S.A. de C.V.”.
     Article Second. Purpose. The purpose of the Corporation shall be:
     1. The installation, operation, control and exploitation of the Mexican satellite system, through the occupation and exploitation of geostationary orbital slots and satellite orbits assigned to the United Mexican States (“Mexico”), with their correspondent frequency bands and emission rights and signal reception under the terms of the Federal Telecommunications Law;
     2. The construction, operation and exploitation of control centers associated to its satellite system;
     3. The rendering of all type of national and international telecommunication satellite services which require, or not, a concession or permit under the Federal Telecommunications Law including, without limitation, the rendering of television (including the television direct diffusion services (DTH/DBS)), telephone and data signal conduction and distribution;
     4. The establishment, construction and operation of public or private telecommunication networks, whether they use, or not, radio electric spectrum frequencies or connections through national or foreign satellite systems;
     5. The performance of other activities or the rendering of other services related with the telecommunication industry;
     6. In the cases under sections 1 to 5 above, the Corporation shall obtain the concessions, permits or registrations required to render the services or perform the activities related to its corporate purpose, and shall comply with all applicable legal provisions;
     7. Acquire, under any legal title, shares, interests, participations or equity interests of any type of commercial or civil corporations, as well as to transfer, dispose and negotiate such shares, interests, participations and equity interests, including any other negotiable instruments;
     8. Receive from other persons, as well as to render or furnish to other persons, any services necessary for the fulfillment of their respective corporate purposes or interests such as, among others, legal, managerial, financial, treasury, audit, marketing, balance and budget preparation, program and manual elaboration, operation result analysis, productivity information and possible finance evaluation, preparation of capital availability related studies, technical assistance, advice or consulting services;
     9. Obtain, acquire, develop, market, improve, use, grant and receive licenses, or dispose under any legal title of all type of patents, brands, certificates of invention, trademarks, profit models, industrial designs, industrial secrets and any other industrial property rights, as well as copyrights, option rights thereof and first refusal rights, in Mexico or abroad;
     10. Obtain all kinds of loans or credits, issue debentures, bonds, commercial paper and any other negotiable instrument or similar instrument, with or without the grant of specific security interest in property through pledge, mortgage, trust or under any other legal title, as well as to grant any type of financing or loan to commercial or civil corporations, companies and entities with which the Corporation has a business relationship or equity participation, receiving or not specific collateral in property or personal security;
     11. Grant all kinds of personal guaranties, security interests and act as joint obligor of obligations of corporations, associations and entities in which the Corporation has an equity interest or participation or has a business relationship;
     12. Subscribe, issue, endorse, accept, and secure any kind of negotiable instruments;
     13. Perform, supervise or contract, by itself or though third parties, all type of constructions, edifications, real estate development, urban developments, buildings or office or establishment installations;
     14. Perform, directly or through third parties, training and development programs, as well as investigation works;
     15. Grant or enter into a lease or gratuitous bailment; acquire, possess, exchange, transfer, sell, dispose or encumber the property or possession of all type of assets, as well as other property or personal rights over them, necessary or advisable for its corporate purpose or for the operations or corporate purposes of the commercial and civil corporations, associations and entities in which the Corporation has any equity interest or participation of any kind;
     16. Act as commission agent, mediator, representative, distributor or intermediary of any person or corporation; and
     17. In general, execute and perform all acts, agreements and operations, accessory or incidental, which may be necessary or advisable for the performance of the aforementioned activities.
     Article Third. Domicile. The domicile of the Corporation is Mexico City, Federal District; however, the Corporation may establish offices, agencies and/or branches elsewhere within or outside Mexico, and appoint or submit to conventional domiciles, without the Corporation’s domicile being changed thereby.

     Article Fourth. Nationality. The Corporation is of Mexican nationality. Any foreigner who upon incorporation or thereafter acquires an interest or participation in the Corporation shall, by that mere fact, be considered a Mexican with respect to the shares or rights that it acquires from the Corporation; the goods, concession rights, participations or interests of which the Corporation is the holder; and of the rights and obligations derived from agreements in which the Corporation is a party, and it shall be understood that it agrees not to invoke the protection of his Government, under the penalty, in the contrary case, of forfeiting the rights or assets it may have acquired in favor of the Mexican nation.
     Article Fifth. Duration. The duration of the Corporation is of 99 (ninety nine) years from the date of incorporation, provided that such term may be extended by resolution of the General Extraordinary Shareholders’ Meeting as set forth herein.
Chapter II
Corporate Capital and Shares
     Article Sixth. Corporate Capital. The corporate capital shall be variable. The minimum fixed portion of the corporate capital, without right of withdrawal, is the amount of $50,000.00 (fifty thousand pesos 00/100 Mex. Cy.), and is represented by 10,312,499 (ten million, three hundred twelve thousand, four hundred ninety nine) common, nominative Class I shares, without par value, all of which are fully subscribed and paid. The variable portion of the corporate capital shall be for an unlimited amount and shall be represented by common, nominative Class II shares, without par value. Unless otherwise specifically set forth in these By-laws, each share shall entitle the holder thereof to cast one vote at Shareholders Meetings.
     Article Seventh. Shares. The shares of the corporate capital shall be divided into three series of shares, as follows:
1.	Series A shares, which shall only be subscribed or acquired in ownership by the following persons:
a.	Natural persons of Mexican nationality;

b.	Mexican companies whose By-laws include a foreigner exclusion clause and, therefore, whose members, partners or shareholders may only be Mexican individuals or Mexican companies whose By-laws further contain such foreigner exclusion clause;

c.	Mexican companies, a majority of whose corporate capital at any time and at all times is owned, directly or indirectly, by Mexican individuals or by Mexican companies, a majority of whose corporate capital is at any time and at all times owned by Mexican individuals or Mexican companies with majority Mexican capital; and

d.	Foreign individuals residing in Mexico as immigrants (inmigrados) and who fulfill the requirements of applicable laws.
Pursuant to the provisions of article 12 (twelve) of the Federal Telecommunications Law (Ley Federal de Telecomunicaciones) and article 7 (seven), paragraph III,

letter x, of the Foreign Investment Law (Ley de Inversión Extranjera), the participation of foreign investment in the corporate capital of the Corporation may not exceed 49% (forty-nine percent). However, pursuant to the provisions of article 18 (eighteen) of the Foreign Investment Law (Ley de Inversión Extranjera), Series N neutral investment shares issued by the Corporation shall not be considered to determine the percentage of foreign investment participation in the corporate capital of the Corporation.
If any person other than those mentioned in Subparagraphs (a) through (d) above acquires in ownership Series A shares, such acquisition shall be deemed null and void, shall produce no effect and shall not be registered in the Registry Book of Nominative Shares of the Corporation, and such holder shall not be considered nor admitted by the Corporation as a shareholder.
2.	Series B shares, which may be freely subscribed or acquired in ownership by any person, including foreign investors; and

3.	Series N shares, which may be freely subscribed or acquired in ownership by any person, including foreign investors.

Series N shares shall be neutral investment shares and shall only be issued with the prior approval of the Ministry of Economy or the Foreign Investments Commission (Comisión Nacional de Inversiones Extranjeras), as applicable, and shall not be considered to determine the participation of foreign investment in the corporate capital of the Corporation in accordance with the provisions of Articles 18 and 20 of the Foreign Investment Law (Ley de Inversión Extranjera).

Shares N shares shall only entitle their holders to cast a vote at Shareholders Meetings called to discuss the following matters:
(a)	Extension in the duration of the Corporation;

(b)	Voluntary dissolution of the Corporation;

(c)	Change in the purpose of the Corporation;

(d)	Change of the Corporation’s nationality; and

(e)	Tranformation of the Corporation.
Series N shareholders shall have the same economic rights as the common shares, including refunds for corporate capital reduction or liquidation, distribution of profits or any other distribution, and the preemptive right to subscribe for new shares of the corporate capital issued as a result of an increase thereto.

Series N shares shall not be entitled to the rights of preferred stock set forth in Article 113 of the General Law of Commercial Organizations.
     All shares shall, within their respective Series, confer equal rights and obligations to their holders. The Corporation shall not issue non-voting shares.

     Article Eighth. Registry Book of Nominative Shares. The Corporation shall maintain a Registry Book of Nominative Shares which shall set forth the name, nationality and address of each of the Corporation’s shareholders, the number, Class and Series of shares owned by each, any transfers thereof and all other requirements set forth in Article 128 of the General Law of Commercial Organizations (Ley General de Sociedades Mercantiles).
     The Corporation shall consider as legitimate shareholders only those persons who appear recorded as such in the Registry Book of Nominative Shares on terms of Article 129 of the General Law of Commercial Organizations.
     The Registry Book of Nominative Shares shall be closed during the periods comprised from the third business day prior to holding any Shareholders’ Meeting, up to and including the date when the Shareholders’ Meeting is held, and therefore, during any such periods, no entry into such Registry Book of Nominative Shares shall be made.
     Article Ninth. Share Certificates. The shares are indivisible and shall be represented by provisional or permanent certificates, issued for one or more shares. Provisional or permanent share certificates shall be issued pursuant to the requirements of Articles 111, 125, 126, and other pertinent and applicable provisions of the General Law of Business Organizations. Provisional or permanent share certificates representing Class I and Class II, as well as Series A, Series B and Series N shares shall be of different colors in such manner as to distinguish each Class and Series clearly from the other; they shall be numbered progressively within each Class and Series, and shall be signed by one Series A Director and one Series B Director (as defined in Article Twentieth) of the Board of Directors, and have attached thereto coupons duly numbered.
     Articles Seventh and Tenth of these By-laws shall be transcribed verbatim and in a conspicuous manner in all permanent and provisional share certificates.
     In the event of loss, destruction or theft of one or more provisional or permanent share certificates, the procedure outlined in Article 44 and subsequent provisions of the General Law of Negotiable Instruments and Credit Operations (Ley General de Títulos y Operaciones de Crédito) shall be followed. Thereafter, the Corporation, pursuant to a written request made by the interested shareholder, may replace the lost, destroyed or stolen provisional or permanent share certificate(s), on the understanding that the provisional or permanent share certificates shall be issued only in the name of the individual or entity that is recorded as owner of the shares in the Registry Book of Nominative Shares of the Corporation.
     Article Tenth. Increases and Decreases of the Corporate Capital. The corporate capital of the Corporation may be increased or decreased pursuant to the following rules:
     1. Increases. Subject to the provisions of paragraph 2 below, the General Extraordinary Shareholders’ Meeting shall discuss and resolve any increases to the corporate capital of the Corporation, whether in the minimum fixed or variable portion, and the manner and terms in which the issuance, subscription and payment of shares is to be made. Any increase in the fixed portion of the corporate capital shall require an amendment of Article Sixth of these

By-laws. In the event of an increase of the variable portion of the corporate capital, it will not be necessary to notarize or register the minutes of the corresponding Meeting.
     Increases of the corporate capital shall be recorded in the Book of Capital Variations which shall be maintained by the Corporation in accordance with the provisions of the General Law of Business Organizations.
     In the case of an increase of the corporate capital, the shareholders shall have a preemptive right to subscribe for the shares issued as a result thereof, in proportion to the number of shares held by each shareholder at that time pursuant to the provisions of Article 132 of the General Law of Business Organizations. The shareholders shall exercise such right within a period of 15 (fifteen) calendar days following the date of publication of the corresponding notice to the shareholders in the Official Gazette of the Federation (Diario Oficial de la Federación) or in one of the newspapers with the greatest circulation in the corporate domicile of the Corporation; provided, however, that if at the corresponding Meeting shareholders representing all of the share capital of the Corporation are present or duly represented, the publication of the aforementioned notice will not be necessary and, therefore, the 15 (fifteen) calendar-day period will commence from the date of the Meeting.
     Considering that the shares of the Corporation do not have par value, it will not be necessary to issue new share certificates as a result of an increase of the corporate capital for capitalization of premiums on shares, capitalization of withheld profits or capitalization of reserves for valuation or revaluation, unless so required by the General Extraordinary Shareholders’ Meeting approving the relevant increase or as required pursuant to the provisions of Article 210-Bis of the General Law of Negotiable Instruments and Credit Operations.
     No new shares may be issued until all the shares issued theretofore shall have been fully subscribed and paid.
     2. SCT Approval. Any subscription of shares of the corporate capital of the Corporation that, in any transaction or series of transactions, represents 10% (ten percent) or more of the corporate capital existing at that time, shall be subject to the following rules:
a.	The Corporation shall provide notice to the Ministry of Communications and Transportation (Secretaría de Comunicaciones y Transportes) of the persons (each an “Interested Person”) interested in subscribing the shares being issued as a result of the relevant increase. Such notice shall be in writing and shall include information on each Interested Person, provided that, if any Interested Person is not an individual, sufficient information shall be provided to the Ministry to identity the person or persons that, direct or indirectly, hold 10% (ten percent) or more of such Interested Person except if such Interested Person is a retirement fund manager or an investment fund;

b.	The Ministry of Communications and Transportation shall have the right to object to the relevant transaction, for justified cause, provided that such objection shall be made within a period of 30 (thirty) calendar days from the date of receipt of the relevant notice from the Corporation;

c.	If the Ministry of Communications and Transportation does not object the relevant transaction within the aforementioned 30 (thirty) calendar-day period, the transaction shall be deemed authorized; and

d.	Only those transactions referred that are not objected by the Ministry of Communications and Transportation may be recorded in the Registry Book of Nominative Shares of the Corporation.
     The notice and authorization requirements mentioned in the preceding paragraphs shall not apply to the subscription of “neutral investment” shares or limited voting shares issued pursuant to the provisions of Article 113 of the General Law of Business Organizations, or in the event of subscription of shares by the shareholders of the Corporation that does not modify the pro-rata participation of such shareholders in the corporate capital of the Corporation.
     3. Decreases. The General Extraordinary Shareholders’ Meeting shall discuss and resolve decreases to the corporate capital of the Corporation, whether in the minimum fixed or variable portion. Any decrease in the minimum fixed portion of the corporate capital shall require an amendment of Article Sixth of these By-laws. In the case of a decrease in variable portion of the corporate capital, it will not be necessary to notarize or register the minutes of the corresponding Meeting.
     Decreases of the corporate capital shall be recorded in the Book of Capital Variations which shall be maintained by the Corporation in accordance with the provisions of the General Law of Business Organizations
     The corporate capital of the Corporation may be decreased to absorb losses, reimburse shareholders of their equity contributions, to release shareholders from payments not effected or upon exercise of the separation rights of the shareholders provided in Article 206 of the General Law of Business Organizations.
     In the event of a decrease in the minimum fixed portion of the corporate capital the provisions of Article 9 of the General Law of Business Organizations shall be followed, unless the relevant decrease is made through the absorption of losses.
     In no event may the corporate capital be decreased to less than the minimum required by law.
     Article Eleventh. Right of Withdrawal. The shareholders of Class II shares of the variable portion of the corporate capital shall not have the right of withdrawal of their equity contributions, in whole or in part, set forth in Articles 213 and 220 of the General Law of Business Organizations.

Chapter III
Shareholders’ Meetings
     Article Twelfth. Authority. The Shareholders’ Meeting shall be the supreme authority of the Corporation and shall have the broadest powers to determine and ratify all kinds of acts and operations of the Corporation. Resolutions taken by the Shareholders’ Meeting shall be carried out by the persons designated by it, and such resolutions shall bind all shareholders, even those absent from the Shareholders’ Meeting or casting a dissenting vote thereat. In any case, dissenting shareholders shall have all the rights of opposition conferred upon them under the General Law of Business Organizations.
     Article Thirteenth. Ordinary, Extraordinary and Special Meetings. Shareholders’ Meetings shall be General Ordinary and Extraordinary, or Special.
     1. A General Ordinary Shareholders’ Meeting shall be held within 4 (four) months following the end of each of the Corporation’s fiscal years to consider the following matters:
a.	Discuss, approve or amend the report rendered by the Board of Directors pursuant to the provisions of Article 172 of the General Law of Business Organizations, taking into consideration the report of the Statutory Auditor(s) (Comisario);

b.	Discuss, approve or amend the report rendered by the Audit and Compensations Committees;

c.	If necessary, appoint the members of the Board of Directors and Statutory Auditor(s) and their respective alternates, if any; and

d.	Determine the compensations payable to the members of the Board of Directors, the Statutory Auditor(s) and their respective alternates, if any, taking into account the proposal of the Compensations Committee.
     2. General Ordinary Shareholders’ Meetings may be convened at any time to discuss any matter not reserved to the General Extraordinary Shareholders’ Meeting pursuant to Article 182 of the General Law of Business Organizations or these By-laws.
     3. Matters reserved to the General Extraordinary Shareholders’ Meetings are:
a.	Extension of the duration of the Corporation;

b.	Voluntary dissolution and liquidation of the Corporation;

c.	Increases and decreases of the corporate capital of the Corporation;

d.	Change in the purpose of the Corporation;

e.	Change of the Corporation’s nationality;

f.	Transformation of the Corporation;

g.	Merger of the Corporation with another entity;

h.	Spin-off of the Corporation;

i.	Issuance of preferred stock;

j.	Redemption by the Corporation of its own shares and issuance of acciones de goce;

k.	Issuance of bonds;

l.	Any amendment to the By-laws of the Corporation;

m.	Extraordinary Matters (as defined in paragraph (b) of Article Twenty-Fifth); and

n.	Any other matters for which applicable Mexican laws or these By-laws require it specifically.
     4. Shareholders’ Meetings called to discuss any matter affecting one series of shares in particular shall be special.
     Article Fourteenth. Calls for Shareholder Meetings. Shareholders’ Meetings shall be held at the corporate domicile of the Corporation, except in case of acts of God or force majeure. Both General Ordinary and Extraordinary Shareholders’ Meetings shall be held whenever they are called by the Board of Directors or by any Statutory Auditor of the Corporation.
     Any shareholder or group of shareholders holding at least 33% (thirty three percent) of the outstanding shares of the Corporation having a right to vote on the relevant matter(s) may request in writing at any time to the Board of Directors or the Statutory Auditor(s) to call a Shareholders’ Meeting to discuss the matter(s) specified in the relevant request. Any shareholder shall have the same right in any of the cases provided for in Article 185 of the General Law of Business Organizations. If the Board of Directors or any Statutory Auditor(s), as the case may be, refuses to make the call or otherwise fails to make such call within 15 (fifteen) calendar days after receipt of the relevant request, the shareholder requesting the call shall have the power to request the competent judicial authority of the corporate domicile to make such call pursuant to the provisions of Article 184 of the General Law of Business Organizations.
     The calls for both General Ordinary and Extraordinary Shareholders’ Meetings shall be signed by the person making the call in the understanding that, if made by the Board of Directors, it shall suffice to have the signature of its Chairman or Secretary (or its alternate, if any), or the special delegate appointed by the Board of Directors to that effect. Calls shall specify the place, date and hour of the Shareholders’ Meeting, shall include the agenda, shall clarify if it is held pursuant to first or subsequent call, and shall be published in the Official Gazette of the Federation (Diario Oficial de la Federación) and in one of the daily newspapers of greatest circulation in the corporate domicile, at least 15 (fifteen) calendar days before the date scheduled for the Meeting. Shareholders’ Meetings may be validly held without the need of a prior call or publication whenever all the shares having a right to vote on the relevant matter are present or represented thereat.
     Article Fifteenth. Quorum Requirements. (a) General Ordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first call when at least 50% (fifty percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat. In the case of a second or subsequent call, General Ordinary Shareholders’ Meetings shall be regarded as legally convened with whatever number of voting shares of the corporate capital having a right to vote on the relevant matter is present or duly represented thereat. Resolutions taken at General Ordinary Shareholders’ Meetings shall be valid when adopted by the favorable vote of a majority of the shares of the corporate capital having a right to vote on the relevant matter.

     (b) General Extraordinary Shareholders’ Meetings shall be regarded as legally convened pursuant to a first call when at least 75% (seventy five percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat. General Extraordinary Shareholders’ Meetings held pursuant to a second or subsequent call shall be regarded as legally convened if 51% (fifty one percent) of the shares of the corporate capital having a right to vote on the relevant matter are present or duly represented thereat. Subject to the provisions of paragraph (c) below, resolutions taken at General Extraordinary Shareholders’ Meetings shall be valid when taken by the favorable vote of more than 50% (fifty percent) of the shares of the corporate capital having a right to vote on the relevant matter.
     (c) Resolutions taken at General Extraordinary Shareholders’ Meetings (held pursuant to a first, second or subsequent call) with respect to the matters listed below shall be valid when taken by the favorable vote of at least 75% (seventy five percent) of the shares of the corporate capital having a right to vote on the relevant matter:
1.	Extraordinary Matters (as defined in paragraph (b) of Article Twenty-Fifth);

2.	Distribution of dividends;

3.	Voluntary dissolution and liquidation of the Corporation;

4.	Increases and decreases of the corporate capital of the Corporation;

5.	Merger of the Corporation with another entity;

6.	Spin-off of the Corporation;

7.	Issuance of preferred stock;

8.	Redemption by the Corporation of its own shares and issuance of acciones de goce;

9.	Issuance of bonds; and

10.	Any amendment to the By-laws of the Corporation.
     Article Sixteenth. Admission to Shareholders’ Meetings. Only those shareholders recorded in the Registry Book of Nominative Shares of the Corporation shall be admitted at Shareholders’ Meetings.
     In order to attend to any Shareholders’ Meeting, shareholders must present the respective admittance card, which shall be issued by the Secretary of the Board of Directors upon request thereof made at the latest 24 (twenty-four) hours prior to the time set for the relevant meeting, which request shall attach a certificate evidencing that the relevant share certificates were deposited with the Secretary of the Board of Directors or with a national or foreign banking institution. Share certificates deposited pursuant to the foregoing shall not be returned until after the meeting is held.
     Shareholders may be represented at Shareholders’ Meetings by one or more persons appointed by means of a proxy letter, signed before two witnesses, or having sufficient authority pursuant to a power of attorney granted in accordance with applicable law. The members of the Board of Directors and the Statutory Auditor may not represent the shareholders at Shareholders’ Meetings.

     Article Seventeenth. Chairman and Secretary; Tellers. The Chairman of the Board of Directors shall preside over Shareholders’ Meetings. The Secretary of the Board of Directors shall act as the Secretary in Shareholders’ Meetings. In the absence of any of these persons, the Shareholders’ Meeting shall designate, by majority of votes of those shareholders present or duly represented thereat, the persons who are to act as Chairman and Secretary, respectively, of the corresponding Shareholders’ Meeting.
     Two Tellers shall be appointed by such Shareholders’ Meeting from among those present thereat to certify the number of shareholders present at the Shareholders’ Meeting.
     Article Eighteenth. Minutes. Minutes of all Shareholders’ Meetings shall be prepared, including those not convened for lack of quorum, and entered in the Shareholders’ Meetings Minute Book of the Corporation. Minutes of Shareholders’ Meetings shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditor(s) attending, if any. There shall be attached to the file of the minutes of all Shareholders’ Meetings, as the case may be, copies of the publications containing the call(s), any documents submitted to the Shareholders’ Meeting and an Attendance List duly signed by those shareholders present or duly represented thereat and by the Tellers. Whenever for any reason the minutes of a Shareholders’ Meeting cannot be entered in the Shareholders’ Meetings Minute Book of the Corporation, such minutes shall be notarized.
     Except in the event of an increase in, or decrease of, the variable portion of the corporate capital referred to in Article Tenth of these By-laws, the Minutes of all General Extraordinary Shareholders’ Meetings shall always be notarized and recorded in the Public Registry of Commerce of the corporate domicile.
     Article Nineteenth. Unanimous Written Resolutions. Notwithstanding anything to the contrary set forth in these By-laws, resolutions by the shareholders may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the shareholders entitled to vote on the relevant matter. Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences than resolutions taken at duly convened and held Shareholders’ Meetings. Whenever the resolutions of the shareholders are taken by means of their unanimous written consent, no call or any other formality shall be necessary, other than the signature of all the shareholders entitled to vote in the relevant matter (or their duly appointed representatives) on the document evidencing the adoption of the relevant resolutions. All those documents shall be attached to the minutes of the resolutions and the resolutions themselves shall be recorded in the Shareholders Meetings Minute Book.
Chapter IV
Management of the Corporation
     Article Twentieth. Board of Directors. The management of the Corporation shall be entrusted to a Board of Directors comprised of 7 (seven) members, and their corresponding alternates, appointed by the General Ordinary Shareholders’ Meeting. Alternates may so act for one or more principal members of the Board of Directors.
     Holders of Series A shares shall have the right to appoint 4 (four) members of the Board of Directors and their corresponding alternates (each a “Series A Director”), all of which shall be Independent (as defined below). Holders of Series B shares shall have the right to appoint 3 (three) members of the Board of Directors and their corresponding alternates (each a “Series B Director”).
     For purposes of these By-laws the term “Independent” shall mean a person whose appointment as a member of the Board of Directors or of a committee is based upon his/her experience, expertise and professional prestige. An Independent person cannot be any of the following:
1.	A person that is, or was at any time during the prior 3 (three) years, an employee or officer of the Corporation or any parent or subsidiary of the Corporation;

2.	A person that is, or that is a partner, shareholder, director or officer of an organization that is, or was at any time during the prior 3 (three) years, a direct or indirect shareholder of the Corporation;

3.	A person that has, or is a partner, shareholder, director or officer of an organization that has, the direct or indirect power to elect or direct a majority of the members of the Board of Directors of the Corporation;

4.	A person that is an advisor or consultant of the Corporation or its Affiliates, or a partner, shareholder, director or officer of an organization that acts as an advisor or consultant of the Corporation or its Affiliates and such person’s or organization’s income significantly depends on such relationship with the Corporation;

5.	A person that is, or is a partner, shareholder, officer or employee of, the outside auditor of the Corporation;

6.	A person that is a client, customer, supplier, borrower or lender of the Corporation, or a partner, advisor, employee, director or officer of any such client, customer, supplier, borrower or lender;

7.	A person that is an official or employee of any governmental agency or a person that was at any time during the prior 3 (three) years an official or employee of any governmental agency, in each case subject to exceptions agreed (i) by the majority of the Series A shares and the majority of the Series B shares upon appointment of a member of the Board of Directors, or (ii) by the majority of the members of the Board of Directors, including at least 1 (one) Series B Director, upon appointment of members of the Audit and Compensations Committees;

8.	A person that is an officer, director, trustee or employee of a foundation, university, association or non-profit association that receives donations from the Corporation; or

9.	A person that is a family member, up to the third degree, of any of the persons mentioned in paragraphs 1 to 5 above, or up to the first degree of any of the persons mentioned in paragraphs 6 and 8 above.

     For purpose of these By-laws, the term “Affiliate” shall mean, in relation to any person, any other person that controls, is controlled by or is under the common control with such person, it being understood that control consists of the ability to direct or cause the direction of the management or policies of such other person, whether by means of the ownership of shares or other securities with voting rights or by any other means.
     The members of the Board of Directors and their alternates, as the case may be, shall hold office for such period as the General Ordinary Shareholders’ Meeting shall determine, subject to earlier removal, and may be reelected as many times as deemed advisable, but in any event shall hold office until their successors have been appointed and have taken office. The members of the Board of Directors and their alternates, if any, may be removed by the Series of shares that appointed them and any successors (whether resulting from removal, resignation, death or otherwise) shall be replaced by the same Series of shares. Their compensation shall be determined by the General Ordinary Shareholders’ Meeting, taking into account the proposal of the Compensation Committee.
     Unless otherwise determined by the General Ordinary Shareholders’ Meeting that appoints them, the members of the Board of Directors and their alternates shall secure the performance of their duties with a guaranty for the amount proposed by the Compensation Committee, ratified by the General Ordinary Shareholders’ Meeting approving their appointment.
     Article Twenty-First. Chairman and Secretary. The Chairman of the Board of Directors shall be appointed by the holders of Series A shares from among the Series A Directors. The Secretary and alternate Secretary, if any, shall be appointed by holders of Series B shares. The Secretary of the Board of Directors and his alternate, if any, may or may not be members of the Board of Directors.
     Article Twenty-Second. Board Meetings. The Board of Directors shall meet whenever duly called, but shall meet at least 4 (four) times a year. Meetings of the Board of Directors shall take place at the corporate domicile or at any other place within Mexico or abroad as determined in the relevant call.
     If the Chairman is absent at the meeting, the same shall be presided over by the director appointed by majority vote of the present members. If the Secretary or his alternate, if any, should be absent from the Meeting, then the person appointed by majority vote of the present members of the Board shall act as such.
     Article Twenty-Third. Calls. Calls to meetings of the Board of Directors shall be made in writing by the Chairman, the Secretary, or by any 2 (two) members of such Board but, in any event, shall be signed by the person making the call. Calls shall be delivered to each of the principal members of the Board of Directors at least 5 (five) business days prior to the date fixed for the relevant meeting. Calls shall specify the place, date and hour of the meeting, shall include the agenda and shall clarify if it is held pursuant to first or subsequent call. Calls shall not be necessary if all the members of the Board of Directors, or their alternates, are present at the meeting.

     Article Twenty-Fourth. Minutes. Minutes of all meetings of the Board of Directors shall be prepared, including those not convened for lack of quorum, and entered in the Board of Directors’ Meetings Minute Book of the Corporation. Minutes of meetings of the Board of Directors shall be signed by those persons who acted as Chairman and Secretary thereof, and also by the Statutory Auditor(s) attending, if any. There shall be attached to the file of the minutes of all meetings of the Board of Directors, as the case may be, evidence of delivery of the call to its members, any documents submitted to the Board of Directors and an Attendance List duly signed by those members present thereat. Whenever for any reason the minutes of a meeting of the Board of Directors cannot be entered in the Board of Directors’ Meetings Minute Book, such minutes shall be notarized.
     The copies or certificates of the minutes of Board of Directors Meetings and shareholders meetings, as well as the entries contained in the corporate books and records and, in general, of any document in the file of the Corporation, may be authorized and certified by the Secretary of the Board of Directors or his alternate, if any.
     Article Twenty-Fifth. Quorum Requirements. (a) Other than for Extraordinary Matters, meetings of the Board of Directors shall be regarded as legally convened pursuant to a first call when the majority of its members are present at the meeting, including at least 2 (two) Series B Directors. In the case of a second or subsequent call, meetings of the Board of Directors shall be regarded as legally convened with the presence of the majority of its members, with or without the presence of any Series B Director. Other than for Extraordinary Matters, resolutions taken at meetings of the Board of Directors shall be valid if approved by the affirmative vote of the majority of the members present at the meeting.
     (b) Notwithstanding anything to the contrary set forth herein, meetings of the Board of Directors called to discuss Extraordinary Matters shall be regarded as legally convened pursuant to a first or subsequent call when the majority of its members are present at the meeting, including the majority of the Series B Directors. Resolutions taken at meetings of the Board of Directors in respect of Extraordinary Matters shall be valid if approved by the affirmative vote of the majority of the members present at the meeting, including in any event 2 (two) Series A Directors and 2 (two) Series B Directors.
     (c) For purpose of these By-laws, “Extraordinary Matters” are:
1.	New line of business;

2.	Transfer of all or a significant portion of the Corporation’s material assets;

3.	Voluntary bankruptcy or concurso mercantil or consent to involuntary bankruptcy or concurso mercantil;

4.	Adoption or amendment of the strategic business plan and annual budget;

5.	Transactions with Affiliates;

6.	Deviations (i) from the annual budget that impact operating cash flow by the equivalent of US$10mm or more, or (ii) of 10% or more of the annual budget;

7.	Incurrence, prepayment or voluntary redemption of indebtedness;

8.	Engagement of the Corporation’s public accounting firm;

9.	Change in accounting or tax methods;

10.	Settlement of litigation and arbitration over the equivalent of US$1mm;

11.	Executive management compensation and employee benefit plans; and

12.	Request or filing for, or consent to, any modification or transfer of the orbital concessions held by the Corporation.
     Article Twenty-Sixth. Unanimous Written Resolutions. Notwithstanding anything to the contrary set forth in these By-laws, resolutions by the Board of Directors may be validly taken without the need of holding a formal meeting, provided that the relevant resolutions are taken by unanimous written consent of all the members of the Board of Directors. Resolutions adopted in the manner described herein shall produce the same effects and have the same legal consequences as resolutions taken at formal meetings of the Board of Directors. Whenever the resolutions of the Board of Directors are taken by unanimous written consent of its members, no call or any other formality shall be necessary, other than the signature of all, and not less than all of, the members of the Board of Directors of a document evidencing the adoption of the relevant resolutions, which shall be entered in the Board of Directors’ Meetings Minute Book of the Corporation.
     Article Twenty-Seventh. Authority. The Board of Directors shall have the legal representation of the Corporation and, therefore, in addition to the powers and authorities specified elsewhere in these By-laws or under applicable law, shall have the following powers and authorities to be exercised subject to any voting requirement or any other provisions of these By-laws:
     1. The authority for lawsuits and collections granted with all the general powers and the special powers that require a special clause in accordance with the law. Consequently, it is conferred without limitation pursuant to the provisions of the first paragraph of Article 2,554 and of Article 2,587 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, being consequently, empowered to promote or withdraw from amparo proceedings; to file criminal denunciations or withdrawing therefrom; become the assistant to the Public Prosecutor and grant pardons, if appropriate in accordance with the Law; to compromise, to submit to arbitration; to prepare and answer depositions; to challenge judges, receive payments and carry out all acts expressly determined by the law, including representing the Corporation before criminal, civil, administrative and labor courts and authorities.
     2. The authority for acts of administration in accordance with the provisions of the second paragraph of Article 2,554 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, to carry out the corporate purpose of the Corporation.
     3. A general power for lawsuits and collections for labor matters, in accordance with the provisions of Articles 2,554 and 2,587 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico, so that in an enunciative and not limitative manner, the Board may represent the Corporation before local or federal authorities and courts, particularly before Boards of Conciliation and Boards of

Conciliation and Arbitration, as well as before the Ministry of Labor and any other labor authorities and administrative, criminal and civil courts, being expressly authorized to participate in proceedings in connection with labor claims and ‘amparo’ proceedings, to make, settle and answer depositions and carry out all necessary acts as the legal representative of the Corporation.
     4. General power of attorney for acts of administration for labor matters as established by Articles 692, 786, 866 and other applicable provisions, as well as by Article 870 of the Federal Labor Law, to appear before labor authorities for labor matters where the Corporation may be a party or a third interested party, both at the initial or at any other subsequent stages, expressly excluding the authority to formulate and answer depositions.
     5. The authority for acts of ownership, in accordance with the provisions of the third paragraph of Article 2,554 of the Federal Civil Code and the correlative provisions of the Civil Code for the Federal District and for the other States of Mexico.
     6. Power to issue, endorse and subscribe credit instruments on terms of Article 9 of the General Law of Negotiable Instruments and Credit Operations.
     7. Power to open bank accounts on the name of the Corporation, draw against them and appoint persons to draw against the same.
     8. Power to monitor the compliance by the Corporation with the corporate practices established by the General Law of Business Organizations or any legal statute substituting same, as well as by these By-laws and protection of the minorities rights established thereby.
     9. Power to call shareholders meetings and carry out the resolutions thereof.
     10. Power to grant general or special powers of attorney in terms of this Article, with or without authority for delegating, as well as to revoke any powers granted, in the understanding that the delegation of powers of attorney for Extraordinary Matters must be approved by the Board of Directors pursuant to the provisions of paragraph (c) of Article Twenty-Fifth of these by-laws or by unanimous written resolution of the Board of Directors pursuant to the provisions of Article Twenty-Sixth of these by-laws, and that, absent such approval, no attorney-in-fact of the Corporation shall have the authority to perform those actions.
     11. Power to establish special committees deemed necessary for the development of the transactions of the Corporation, establishing the authority and obligations of such committees; provided that such committees shall not have any authorities which, in accordance with the Law or these By-laws, correspond exclusively to the General Shareholders Meeting or to the Board of Directors. One Series B Director shall be on any such committees.
     12. Power to approve the annual budget of the Corporation and its subsidiaries.
     13. Power to determine the manner in which the shares or equity interests owned by the Corporation representing the corporate capital of any subsidiary thereof will be voted.

     14. The power to appoint officers of the Corporation to manage the day-to-day business affairs including, to appoint the Chief Executive Officer and the Chief Financial Officer as provided in Article Twenty-Eighth, and other officers as may be necessary or advisable.
     15. Appointment of the members of the Audit and Compensation Committees and their alternates, as provided in Article Twenty-Ninth.
     16. In general, power for carrying out all acts authorized by these By-laws or which may be the consequence of same.
     Article Twenty-Eighth. Officers. The Series A Directors shall have the authority to appoint and remove the Chief Executive Officer. The Chief Financial Officer of the Corporation and the Chief Operating Officer, if any, shall be appointed from a list of nominees submitted by the majority of the Series B Directors. The Chief Executive Officer shall be a Mexican national or a foreign resident in Mexico with immigrant (inmigrado) status. To the extent required by law, the Chief Operating Officer, if any, shall also be a Mexican national or a foreign resident in Mexico with immigrant (inmigrado) status.
Chapter V
Audit and Compensations Committees
     Article Twenty-Ninth. The Committees. The Corporation shall have an Audit Committee and a Compensations Committee, each comprised of 3 (three) permanent members and their alternates, if any. Two Series A Directors and their alternates, if any, shall be appointed permanent and alternate members of the Audit and Compensations Committees. One Series B Director and his/her alternate, if any, shall be appointed a permanent and alternate member of the Audit and Compensations Committees. All members of the Audit and Compensations Committees shall be Independent.
     The members of the Audit and Compensations Committees will hold office for 1 (one) year or until the persons designated to replace them take office. The Chairman and Secretary shall be appointed by the majority vote of its members, and the Chairman shall have no casting vote in the event of a tie. The Secretary may act as such without being a member of the corresponding Committee.
     Article Thirtieth. Audit Committee. The Audit Committee shall have the following powers, authorities and obligations:
1.	Be directly responsible for the appointment, compensation and oversight of the work of the public accounting firm of the Corporation;

2.	Establish procedures for (i) the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

3.	Engage independent counsel and other advisors as it deems necessary to perform its duties and request the Corporation to provide appropriate funding for the payment of compensation to such counsel and advisors;

4.	Be directly responsible for the oversight of the compliance by the members of the Board of Directors and the first level officers of the Corporation and its subsidiaries of the provisions of these By-laws, the By-laws of any subsidiaries, applicable law and any guidelines issued in connection herewith or therewith;

5.	Be directly responsible for the oversight of the compliance of the corporate practices set forth in these By-laws and the By-laws of any subsidiaries of the Corporation, and the protection of the minority rights herein or therein established;

6.	Submit recommendations to the General Shareholders Meeting or to the Board of Directors, as applicable, with respect to the removal of members of the Board of Directors, Statutory Auditor(s) and officers of the Corporation and its subsidiaries for any violations to the provisions of applicable law, these By-laws, the By-laws of any subsidiaries, any guidelines issued in connection herewith or therewith, the corporate practices and minority rights protection provisions set forth herein or therein, or otherwise as it deems appropriate;

7.	Approve internal control regulations and administrative procedures of the Corporation and its subsidiaries;

8.	Be directly responsible for the oversight of transactions by the Corporation or its subsidiaries with Affiliates, and assure that such transactions follow market conditions and healthy business practices;

9.	Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

10.	Request from the Board of Directors and from the first level officers of the Corporation and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.
     Article Thirty-First. Compensation Committee. The Compensations Committee shall have the following powers and authorities:
1.	Provide the Board of Directors with the necessary recommendations in connection with the incentive and recruiting program for officers of the Corporation;

2.	Propose to the Shareholders’ Meeting or to the Board of Directors, as the case may be, the compensation for the members of the Board of Directors, the Statutory Auditor(s) and officers of the Corporation;

3.	Carry out consultations with expert third parties in aid of compensation, in order to adopt any decisions that may be required;

4.	Submit a report on its activities to the annual General Ordinary Shareholders Meeting and at least once every year to the Board of Directors, or whenever requested by the General Shareholders Meeting or the Board of Directors or

whenever, in its opinion, the Board of Directors or the General Shareholders Meeting should be made aware of its activities; and

5.	Request from the Board of Directors and from the first level officers of the Corporation and its subsidiaries reports regarding their activities as may be necessary to evaluate their performance and to submit its report to the General Shareholders Meeting and to the Board of Directors.
Chapter VI
Surveillance of the Corporation
     Article Thirty-Second. Statutory Auditors. The surveillance of the Corporation shall be entrusted to two or more Statutory Auditors, one of them to be appointed by the holders of Series A shares, and one appointed by the holders of Series B shares, without prejudice of the fact that any shareholder or group of shareholders holding 25% (twenty five percent) of the shares of the corporate capital issued and outstanding of the Corporation shall be entitled to appoint an additional Statutory Auditors. The Statutory Auditors may have alternates appointed by the shareholders meeting. The Statutory Auditors may or may not be shareholders, may be reelected and shall perform as such until the person or persons appointed to substitute them take office.
     Article Thirty-Third. Authority. The Statutory Auditors shall have the authority and obligations provided for in Articles 166 and 169 of the General Law of Business Organizations.
Chapter VII
Fiscal Years; Financial Information; Profit and Loss
     Article Thirty-Fourth. Fiscal Years. The Corporation’s fiscal years shall never exceed 12 (twelve) months and will run from January 1 through December 31 of each year, with the exception of the first fiscal year which will run from the date of incorporation of the Corporation until December 31 of that same year.
     Article Thirty-Fifth. Report of the Board of Directors. At the end of each fiscal year, the Board of Directors shall be responsible for ensuring that the information required by Article 172 of the General Law of Business Organizations shall be prepared for its presentation to the General Ordinary Shareholders’ Meeting and the procedures prescribed in Articles 173 and 177 of said Law are followed.
     Article Thirty-Sixth. Profits. Any net profits realized in each fiscal year after the Corporation’s balance sheet and financial statements are approved by the General Ordinary Shareholders’ Meeting shall be applied, as follows:
1.	A minimum of 5% (five percent) shall be set aside as a reserve fund pursuant to Article 20 of the General Law of Business Organizations, until such fund is equal to one-fifth of the Corporation’s capital stock;

2.	The amount considered necessary to constitute the reserve funds necessary or advisable shall also be set aside; and

3.	The remaining profits, if any, may be distributed as dividends to the shareholders of the Corporation as determined by a duly convened and held General Extraordinary Shareholders’ Meeting.
     Article Thirty-Seventh. Founding Shareholders. The founding shareholders do not reserve for themselves any special participation in the profits of the Corporation.
     Article Thirty-Eighth. Losses. Should there exist any losses, the shareholders shall bear them in proportion to the number of their shares, and said liability shall be limited only to the amount of their capital contributions.
Chapter VIII
Dissolution and Liquidation
     Article Thirty-Ninth. Dissolution. The Corporation shall be dissolved:
1.	Due to expiration of the term fixed in these By-laws;

2.	Due to the impossibility of achieving its principal purpose;

3.	By resolution adopted at a General Extraordinary Shareholders’ Meeting taken in accordance with these By-laws;

4.	If the number of shareholders shall be less than 2 (two);

5.	Due to the loss of two-thirds of its corporate capital; and

6.	In any other case provided by applicable Mexican laws.
     Article Fortieth. Liquidation. Upon dissolution, the Corporation shall be placed in liquidation. For that purpose, the shareholders at the same General Extraordinary Shareholders’ Meeting in which the dissolution is determined or recognized, shall appoint a liquidator or liquidators, specify the powers of such liquidator or liquidators, the compensation due them, set the period for performance of their duties and establish the general basis of their actions.
     Article Forty-First. Shareholders Meetings. During the period of liquidation, Shareholders’ Meetings shall be convened and held as provided for in these By-laws. The Corporation’s liquidator or liquidators shall assume the functions vested in the Board of Directors during the normal life of the Corporation, with the special requirements imposed by the state of liquidation. The Corporation’s Statutory Auditor(s) (Comisario(s)) shall continue to discharge the same duties and shall maintain, with respect to the liquidator or liquidators, the identical relation maintained with respect to the Corporation’s Board of Directors.
     Until the appointment of the liquidator or liquidators is recorded with the Public Registry of Commerce of the corporate domicile, and they have begun to discharge their duties, the Board of Directors shall continue to perform its functions, but it shall not initiate new operations.

Chapter IX
Applicable Law
     Article Forty-Second. In all matters not provided for expressly in these By-laws, the provisions of the General Law of Business Organizations shall govern.